EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2008	2009	2010	2011	2012	9/30/2013	9/30/2013
EARNINGS
Income Before Income Taxes	$120,761	$119,523	$122,887	$192,257	$180,835	$162,000	$151,999
Fixed Charges (as below)	81,584	62,235	65,834	58,822	58,984	57,548	43,440
Total Earnings	$202,345	$181,758	$188,721	$251,079	$239,819	$219,548	$195,439

FIXED CHARGES
Interest Expense	$76,910	$59,093	$63,362	$54,700	$55,286	$53,090	$40,016
Credit for Allowance for Borrowed Funds Used During Construction	2,174	1,142	572	822	1,098	1,858	1,474
Estimated Interest Element in Lease Rentals	2,500	2,000	1,900	3,300	2,600	2,600	1,950
Total Fixed Charges	$81,584	$62,235	$65,834	$58,822	$58,984	$57,548	$43,440

Ratio of Earnings to Fixed Charges	2.48	2.92	2.86	4.26	4.06	3.81	4.49